Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: June 23, 2014

The following is the transcript for a video message from Wisconsin Energy’s Chairman and CEO, Gale E. Klappa, to the company’s employees.

Good morning everyone.  I wanted to spend some time with you because today is a big day for our company.

I’m pleased to share with you the exciting news that we’ve signed a definitive agreement calling for Wisconsin Energy to acquire Integrys Energy Group.

Now, Integrys is a strong diversified energy holding company based in Chicago.  It has regulated natural gas and electric utility operations here in Wisconsin, Illinois, Michigan and Minnesota.  Integrys, of course, owns Wisconsin Public Service, our friend and neighbor in northeast and central Wisconsin.

So in about a year — after all the necessary approvals are received — the combined company will be called the WEC Energy Group. For now, all of the utilities, ours and theirs, and there are seven of them, will continue to operate just as they do today.

The new WEC Energy Group will serve more than 4.3 million natural gas and electric customers across Wisconsin, Illinois, Michigan and Minnesota.  We’ll operate nearly 71,000 miles of electric distribution lines and more than 44,000 miles of gas transmission and distribution lines.

Our compatible operational philosophies and our commitment to reliability, to customer satisfaction, safety and environmental stewardship will serve us really well as we work together to become what I believe will be the premier regulated utility system in the Midwest.

I can assure you that this transaction checks all of our boxes when we’ve considered this type of venture.  It should add to earnings per share in the first calendar year after closing, is largely credit neutral and should produce a growth rate that should be equal or greater than Wisconsin Energy’s stand-alone growth rate.

WEC Energy Group will be headquartered in metro Milwaukee with operating headquarters in Chicago, Green Bay and here in Milwaukee.   Upon completion of the transaction, I will become the chairman and CEO of the combined company and other senior leadership roles will be filled by current senior officers of Wisconsin Energy.  We will honor, of course, all existing labor agreements — and we will maintain historic levels of community involvement and charitable contributions.  But as always, our primary focus will be safety, reliability, efficiency and service to our customers — now and for years to come.

So you may be wondering, “What does this mean for me, specifically?”  Well, for today and many months to come, most of us will see absolutely no change.  We simply must continue to work with a laser focus on world-class reliability and delivering the very best customer care — anywhere.  And, I’ll ask each of you this morning to  re-double our efforts as the most reliable utility in America to provide exceptional value to our shareholders.

Now, I’m sure you’re going to have a lot of questions — and we hope to answer all of them over the days and weeks ahead.  So be sure to watch iConnect and read the FAQs to learn more.

This announcement of course will generate a lot of attention, both in the energy trade press and the mainstream media — and that’s a good thing.

Combining Wisconsin Energy and Integrys will create a larger and more diverse company — one with the operational expertise, the scale and the financial resources to meet this region’s energy needs today and in the future —and it creates a brand new Fortune 500 company to be headquartered in the state of Wisconsin.

We are well-poised for this exciting new chapter in our company’s long, storied history and I know you’re ready for the challenge.  Together, we will build on both companies’ expertise and take our operations and energy delivery programs to the next level.

So thanks for all you do — today and through this transition — to deliver the very best for our customers, shareholders and our communities.  Have a good day, be safe and we’ll talk soon.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.